EXHIBIT 99.2

RECENT DEVELOPMENTS

“TOTAL” or the “Group” as used in this exhibit refer to TOTAL SE collectively with its direct and indirect consolidated subsidiaries located in or outside of France.

TOTAL enters a 640 MW offshore wind project under construction in Taiwan

On April 29, 2021, TOTAL announced it signed an agreement with wpd to acquire a 23% interest in Yunlin Holding GmbH, the owner of Yunlin offshore wind farm located off the coast of Taiwan, around 200 kilometers southwest of Taipei. The project, currently under construction, represents production capacity of 640 megawatts (MW) and benefits from a 20-year guaranteed-price power purchase agreement (PPA) with the state-owned company Taipower of USD 250/MWh for the first 10 years and USD 125/MWh for the following 10 years1. For this acquisition of a 23% interest, TOTAL will pay to wpd a consideration based on its share of past costs.

Located around 10 kilometers offshore at water depths ranging from 7 to 35 meters, the wind farm will comprise 80 wind turbines with a unit capacity of 8 MW. Construction is scheduled to be completed in 2022. Once on stream, the project is expected to produce 2.4 terawatt hours (TWh) of renewable electricity per year, enough to serve the power needs of approximately 605,000 households.

Procurement of the main components has been finalized and marine works are under way. The project reached a major milestone with the installation of the first wind turbine on April 23, 2021.

Identified by Taiwan’s authorities as a key area in the development of renewable energies, offshore wind power will be a significant contributor to the objective of generating 20% of its electricity from renewables by 2025 while fostering the emergence of a local wind power industry. Taiwan is one of the priority regions selected by Total for its development in offshore wind power in Asia.

The project is currently 48%-owned by wpd, 25% by EGCO (Electricity Generating Public Company Limited) and 27% by a consortium of Japanese investors led by Sojitz (Sojitz Corporation, ENEOS Corporation, Chugoku Electric Power, Chudenko Corporation and Shikoku Electric Power).

The acquisition, which is subject to government approval, will broaden the Group’s portfolio of offshore wind projects under development and construction, that currently represents a cumulative capacity of about 5.5 GW.

1 Based on a rate of 28 NTD/USD.

TOTAL announces the first 2021 interim dividend stable at €0.66/share

The Board of Directors of TOTAL SE met on April 28, 2021, and declared the distribution of the first 2021 interim dividend stable at €0.66/share. This interim dividend will be paid in cash exclusively, according to the following timetable:

	Shareholders	ADS holders

Ex-dividend date	September 21, 2021	September 17, 2021

Payment date	October 1, 2021	October 12, 2021

Total Direct Energie tops 5 million customers in France

On April 28, 2021, TOTAL announced that it now has more than five million B2C and B2B customers in France, through Total Direct Energie.

In April 2021, due to its support for the French wind and solar industries, Total Direct Energie launched a new competitive green offering to meet the expectations of millions of customers looking for ways to contribute to the energy transition.

Total Direct Energie aims for a net growth of 500,000 customers in 2021 and a market share of 15% by 2025 in France, versus close to 10% currently. For Europe, the objective is nine million B2C customers by 2025.

TOTAL declares Force Majeure on Mozambique LNG project

On April 26, 2021, TOTAL confirmed the withdrawal of all Mozambique LNG project personnel from the Afungi site considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique. This situation led TOTAL, as operator of Mozambique LNG project, to declare force majeure.

TOTAL expressed its solidarity with the government and people of Mozambique and wished that the actions carried out by the government of Mozambique and its regional and international partners will enable the restoration of security and stability in Cabo Delgado province in a sustained manner.

Total E&P Mozambique Area 1 Limitada, a wholly owned subsidiary of TOTAL SE, operates Mozambique LNG with a 26.5% participating interest alongside ENH Rovuma Área Um, S.A. (15%), Mitsui E&P Mozambique Area1 Limited (20%), ONGC Videsh Rovuma Limited (10%), Beas Rovuma Energy Mozambique Limited (10%), BPRL Ventures Mozambique B.V. (10%), and PTTEP Mozambique Area 1 Limited (8.5%).

TOTAL partners with Siemens Energy to reduce LNG related emissions

On April 13, 2021, TOTAL announced that TOTAL and Siemens Energy signed a Technical Collaboration Agreement to study sustainable solutions for CO2 emissions reduction. The collaboration will focus on natural gas liquefaction facilities and associated power generation.

Each partner will bring together their best-in-class technologies and combine their know-how to deliver industrial-stage solutions such as combustion of clean hydrogen in gas turbines, competitive all-electrical liquefaction, optimized power generation, the integration of renewable energy in liquefaction plants’ power system and their efficiency enhancement.

Uganda and Tanzania: Final agreements for the Lake Albert resources development project

On April 12, 2021, TOTAL announced that during a signing ceremony held in Entebbe, in the presence of Yoweri Museveni, President of the Republic of Uganda, Samia Suluhu Hassan, President of the United Republic of Tanzania, Patrick Pouyanné, Chairman and CEO of TOTAL, as well as representatives of China National Offshore Oil Corporation (CNOOC), Uganda National Oil Company (UNOC) and Tanzania Petroleum Development Corporation (TPDC), the partners of the Lake Albert development project concluded the final agreements required to launch this major project.

The Lake Albert development encompasses Tilenga and Kingfisher upstream oil projects in Uganda and the construction of the East African Crude Oil Pipeline (EACOP) in Uganda and Tanzania. The Tilenga project, operated by TOTAL, and the Kingfisher project, operated by CNOOC, are expected to deliver a combined production of 230,000 barrels per day at plateau. The upstream partners are TOTAL (56.67%), CNOOC (28.33%) and UNOC (15%). The production will be transported from the oilfields in Uganda to the port of Tanga in Tanzania via EACOP cross-border pipeline, with TOTAL, UNOC, TPDC and CNOOC as shareholders.

The agreements concluded include the Shareholders Agreement of EACOP and the Tariff and Transportation Agreement between EACOP and the Lake Albert oil shippers.

These agreements open the way for the commencement of the Lake Albert development project. The main engineering, procurement and construction contracts will be awarded shortly, and construction will start. First oil export is planned in early 2025.

All the partners are committed to implementing these projects in an exemplary manner and taking into highest consideration the biodiversity and environmental stakes as well as the local communities’ rights, within the stringent environmental and social performance standards of the International Finance Corporation (IFC).

TOTAL begins producing sustainable aviation fuel in France

On April 8, 2021, TOTAL announced that it has begun producing sustainable aviation fuel (SAF) at its La Mède biorefinery in southern France and its Oudalle facility near Le Havre. The biojet fuel, made from used cooking oil, is scheduled to be delivered to French airports starting in April 2021.

TOTAL also expects to be able to produce SAF as from 2024 at its zero-crude Grandpuits platform, southeast of Paris.

All of these sustainable aviation fuels will be made from animal fat, used cooking oil and other waste and residue sourced from the circular economy. TOTAL will not use vegetable oils as feedstock.

In this way, TOTAL will be in a position to respond from its production sites in France to new French legislation that calls for aircrafts to use at least 1% biojet fuel by 2022, 2% by 2025 and 5% by 2030.

The development of SAF is one of the strategic paths being pursued by TOTAL to meet the challenge of carbon neutrality, as biojet fuels help reduce CO2 emissions from air transportation.

TOTAL solarizes L’Oréal’s first industrial site in France

On March 23, 2021, TOTAL announced the commissioning of the solarization project at L’Oréal’s Vichy production plant through its affiliate Total Quadran, one of the leading renewables players in France. The project consists of photovoltaic parking lot awnings and charge points for electric vehicles.

The renewable electricity produced is expected to cover 33% of the plant’s energy needs from almost 4,000 solar panels across a surface area of 9,500 m² with total power of 1.5 MWp (Megawatts peak).

TOTAL will also conduct an R&D project on this site, with the aim of analyzing the performance of the bifacial photovoltaic modules on the awnings.

TOTAL and Microsoft partner to drive digital innovation and Net Zero goals

On March 11, 2021, TOTAL announced that TOTAL and Microsoft have agreed to collaborate as strategic partners to further digital transformation and support progress toward net-zero emissions (Net Zero).

The dynamic development of Microsoft and TOTAL in their respective areas of expertise and their rich histories of innovation brings many concrete opportunities for collaboration over a multi-year timeframe:

·	TOTAL’s global presence and market knowledge can support Microsoft's sustainability objectives, including its target to use 100% renewable energy by 2025, and contribute to the energy efficiency and carbon footprint reduction efforts of its datacenters.

·	TOTAL will further leverag~~e~~ the cloud platforms of Microsoft. TOTAL has decided to accelerate its IT transformation and leverage the power of Azure for digital transformation projects and for Total Digital Factory. TOTAL will broaden and enrich its existing modern workplace environment, using Microsoft Office 365, which will provide collaboration and productivity solutions for its employees and its operations. TOTAL will also explore the value of the Power Platform to automate business processes, reduce cost and allow easier access to data for its citizen developers.

·	Explore and co-innovate on areas of collaboration around sustainability, further digital transformation and AI solutions, to accelerate the transition to a net-zero economy, for example, by the deployment of low-carbon and carbon-removal technologies.

As part of its sustainability objectives, Microsoft aims to eliminate its dependency on diesel fuel by 2030. TOTAL, through its affiliate Saft, intends to support Microsoft in its development of a long-term roadmap to diesel-free operations, initially by helping Microsoft assess the suitability of various TOTAL technologies as part of Microsoft’s portfolio of onsite backup energy assets, including:

·	Diesel genset displacement: Microsoft sees large-scale batteries as a key component of its path to eliminate dependency on diesel fuel, which is used in generators to provide backup power for datacenters. Microsoft and TOTAL established a partnership to assess the long-term feasibility of deploying large batteries as backup power for critical infrastructure. This assessment is being carried out with the help of Saft, a global leader in backup power batteries.

·	Uninterruptible Power Supply (UPS) Batteries play a critical role within Microsoft’s datacenter infrastructure. Saft batteries will provide additional values to help Microsoft improve its specifications to its UPS suppliers and ultimately meet its sustainability goal. Those values are energy savings, higher safety, lower cobalt, and a self-powered monitoring system to ensure optimized system availability.

Microsoft has made a public commitment to use 100% renewable energy by 2025. TOTAL’s ambition is to reach 35 GW of renewable electrical capacity in 2025 and then nearly 100 GW in 2030. TOTAL will assist Microsoft in securing renewable energy through power purchase agreements (PPAs). A first PPA of 47 MW has been agreed for Microsoft’s Spanish operations.

Microsoft and TOTAL are also working on emerging technologies critical to a net-zero pathway and digital solutions that can accelerate their adoption.

Orange signs a major green power purchase agreement with TOTAL

On March 10, 2021, TOTAL announced that Orange signed a Corporate Power Purchase Agreement (CPPA)1 with TOTAL, through its subsidiary Total Quadran – one of the leaders in renewable energies in France. TOTAL intends to supply Orange with 100 GWh a year of renewable electricity over a period

1 A Corporate PPA is a contract that enables companies to obtain supplies of green electricity from an identified source at a stable price over a long period.

of 20 years. This agreement is expected to enable the development, by 2024, of a dozen new solar power plants spread throughout metropolitan France, with a cumulative capacity of 80 MW.

This agreement illustrates the commitment of TOTAL and Orange to contribute to the country’s energy transition while promoting local economic development, with the support of regional authorities.